Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

APPENDIX III LIST OF FUNDS SERVICES & FEES

This Appendix III is part of the Fund Services Agreement dated June 11, 2015, as amended (the “Agreement”), between Arrow Investments Trust, Arrow ETF Trust (the “Trusts”) and Gemini Fund Services, LLC (“GFS”). Set forth below are the Services elected by the Fund(s) identified on this Appendix III along with the associated Fees. Capitalized terms used herein that are not otherwise defined shall have meanings ascribed to them in the Agreement.

COVERED FUNDS

The Funds to be covered under this Agreement include:

Funds

Arrow Dow Jones Global Yield ETF* Arrow DWA Tactical: Macro ETF*

Arrow Reserve Capital Management ETF* Arrow DWA Tactical: International ETF* Arrow Reverse Cap 500 ETF

SELECTED SERVICES and FEES

The Fund(s) shall pay to GFS the following fees: (unless otherwise specified, all basis point fees will be calculated based upon the aggregate average net assets of all the Covered Funds for the previous month)

Fund Administration and Accounting Fees

1.	The Fund(s) shall pay to GFS an annual fee equal to:

[fee schedule]

2.	Price Quotes. The charges for securities/commodity price quotes are determined by GFS’s cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

[fee schedule]

3.	Additional Charges.

[omitted]

Fund Administration Fees

[fee schedule]

Special Reports/Programming Fees

[fee schedule]

o Anti-ID Theft Monitoring	o Pro rata portion of annual SSAE 18 review
o Bank Account and other Bank Fees	o Proxy Services
o Customer Identification/AML Program Costs	o Record Storage
o Fund Stationery and Supplies	o Regulatory fees and assessments
o Locating Lost Shareholders/Escheatment Costs	o State and Federal filing fees and assessments
o NSCC Charges	o Tax Reporting
o Postage	o Telephone and Toll Free Lines
o Pre and Post Sale Fulfillment	o Travel Requested by the Trusts
o Printing Fund Documents

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have executed this Appendix III to the Fund Services Agreement effective as of March 22, 2021.

ARROW INVESTMENTS TRUST By: _________________ Joseph Barrato President ARROW ETF TRUST By: _________________ Joseph Barrato President	GEMINI FUND SERVICES, LLC By: _________________ Kevin Wolf Executive Vice President

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1)   GFS expends substantial time and money, on an ongoing basis, to recruit and train its employees;

(2)  GFS's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any GFS employees who are involved in the procurement of the Services under the Agreement then GFS may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of GFS for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to GFS in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full- time, part-time or temporary basis.

Arrow Investment Advisors, LLC

6100 Chevy Chase Drive, Suite 100

Laurel, MD 20707

By: ______________________

Name: Jake Griffith Title: President